SERVICE ACTIONNAIRES
75, QUAI D'ORSAY
75321 PARIS CEDEX 07
☎ : 01 40 62 55 55
Fax : 01 40 62 54 65
N° vert : 0 800 16 61 79
http://www.airliquide.com
e-mail : actionnaires@airliquide.com

Mr. Elliot STAFFIN
U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop Room 36-28
100 F Street, N.E.
Washington, DC 20549

By DHL

RE: L'Air Liquide S.A. (SEC File No. 82-5224)
Rule 12g3-2(b) Exemption

Ladies and Gentlemen:

We make reference to Paragraph II of our letter to the Securities and Exchange Commission dated August 8, 2006.

In accordance with Subparagraph (1)(iv) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

- 1 Press release1 from 25 April
- 2 statements of stock buy-back program in French with frame translation in English
- 3 Euronext Paris Notices 16 to 29 March

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided.

If you have any questions or require any further information in respect of the enclosed materials, please contact the undersigned at 33 1 40 62 52 63. Correspondence by fascmile may be directed to the undersigned at 33 1 40 62 54 65.

Very truly yours,

L'AIR LIQUIDE S.A.

By: ________________________ Paris, April 25, 2007
Name: Bruno de La Villarmois
Title: Responsable Service Actionnaires

Encl.

Paris, April 25, 2007

Press release

First quarter 2007:
- **Revenue € 2,791 million**
+5.2% (on a comparable basis*)
- **Major strategic steps forward**

Key figures 1st quarter 2007:

Gas and Services revenue	**€ 2,452 million**	**+5.3%***
Group revenue	**€ 2,791 million**	**+5.2%***

** on a comparable basis: excluding currency and natural gas*

- Consolidated Group revenue is up **+5.2%**, on a comparable basis, with Operating Income Recurring growing faster. The stronger euro has generated a negative currency effect on revenue (-3.7%) while natural gas prices have continued to fall (-0.9%). In total, published revenue is up +0.6%.
- All business lines are up, with excellent growth in **Asia**, slight recovery in **Europe** and softer progression in **North America**

First quarter highlights:

- Consolidation of our **leadership in Asia** with the announced acquisition of BOC's shareholdings in our JVs in Japan and South-East Asia (Singapore, Thailand, Vietnam, Brunei)
- Announced acquisition of Linde UK, a new **growth platform** for Healthcare in Great Britain and numerous **new long term contracts** signed
- Widening of our **technological capacities**, especially in energy solutions, with the announced acquisition of Lurgi

Commenting on first quarter activity, **Benoît Potier, Chairman and CEO of the Air Liquide Group,** stated:

"Since the beginning of 2007, Air Liquide has made several major steps towards its new medium-term growth objectives: we have thus built undisputed leadership in Asia, widely developed our large contract portfolio and carried out key acquisitions which will contribute to the growth for the years to come.

In the first quarter, comparable revenue growth is consistent with previous quarters, with progression in all business lines and in all geographies. This trend should continue in the second quarter.

This good start gives us confidence for the full year and allows us to maintain our goal for 2007 to reach double-digit growth in net profit."

1- GAS AND SERVICES

In the first quarter 2007, Gas and Services revenue was **2,452 million euros**, an increase of +5.3% on a comparable basis* versus first quarter 2006. Operating Income Recurring grew at a higher rate. Performance was driven by continued excellent growth in Asia, a confirmed recovery in Germany and softer growth in North America.

Revenue *(million €)*	1st quarter 2007	Change Q1 07 / 06 *(published)*	Change Q1 07 / 06 *(comparable*)*
Europe	1,351	*+3.5%*	*+4.1%*
Americas	628	*-7.7%*	*+3.2%*
Asia-Pacific	431	*+3.6%*	*+11.9%*
Africa and Middle East	42	*-2.9%*	*+11.9%*
Gas and Services	**2,452**	***+0.3%***	***+5.3%***
Industrial Merchant	1,091	*+0.0%*	*+4.3%*
Large Industries	763	*-1.5%*	*+5.5%*
Electronics	214	*+1.5%*	*+8.8%*
Healthcare	384	*+4.3%*	*+5.9%*

** on a comparable basis: excluding currency and natural gas*

Except where indicated, comments below are all made with regard to changes on a comparable basis in first quarter 2007 versus first quarter 2006.

- **Europe**

Revenue was **1,351 million euros**, an increase of **+4.1%** with an improvement in Industrial Merchant growth. Large Industries utilization rates remained at a high level with no major start-up, and Healthcare maintained its growth trend.

In a better manufacturing environment, **Industrial Merchant** revenue showed a solid increase (+3.3%), in a context of stable prices. Growth was mainly driven by bulk volumes especially in Germany, Spain and Italy. Cylinder activity picked up in Germany and Scandinavia.

In **Large Industries** (+2.8%), high activity levels were maintained for both hydrogen and air gases, with stronger demand in Germany. Capacity utilization remained good in chemicals, while the steel industry continued to arbitrate production. The second half of 2007 will benefit from some significant start-ups.

In **Healthcare,** growth was sustained this quarter (+6.3%). Homecare and hygiene growth, both in France and Germany, was double digit. Medical gases were up while equipment sales to hospitals were down relative to a high level in first quarter 2006.

Electronics registered double digit growth (+11.3%) driven mainly by equipment and installation sales, especially in Germany.

- **Americas**

Revenue in the Americas amounted to **628 million euros**, an increase of **+3.2%** with softer growth in North America.

Industrial Merchant progressed at a slower pace (+3.5%). US demand remains strong but growth was constrained by capacity. Pricing remained favorable. Sales were stable in Canada, relative to a high level in 2006, due to weaker energy and mining environment. South America recorded double digit growth.

In **Large Industries** (+3.1%), hydrogen volumes for refineries grew strongly with the ramp-up of the new unit in Bayport, which is supplying our Gulf Coast network. Oxygen demand was down slightly, due to continued inventory management in the steel industry. Cogeneration activity was down, primarily due to the impact of the Sabine cogen divestiture at the end of the first six months of 2006.

In **Electronics** (+3.7%), the strong growth in recurring business (+12%), especially carrier gases and services, was partially offset by lower equipment and installation sales which were particularly significant in Q1 2006.

- **Asia-Pacific**

Revenue in Asia-Pacific amounted to **431 million euros**, an increase of **+11.9%**, driven by both dynamic demand in Japan, and sustained development in emerging countries including China, South Korea and South-East Asia. All business lines contributed to this growth.

Industrial Merchant saw very robust development (+7.4%). In Japan, we experienced strong demand from the automotive, glass and plastics markets with firm pricing. Demand in China remained extremely buoyant.

Electronics sales growth was close to double digit (+9.5%), including a boost from the TNA, our joint venture with Toshiba in analysis services in Japan. ESG volumes were also up in Japan although down in Taiwan and South Korea. Carrier gases were the main contributors to this increase, with the impact of several ramp-ups, especially in China and Taiwan

Large Industries saw substantial growth (+29.0%): revenue more than tripled in China with the ramp-up of several units both in air gases and hydrogen, to meet demand from steel and chemical clients.

- **Africa and the Middle East**

Africa and the Middle East continued to record double digit growth, driven mainly by dynamic Industrial Merchant activity in South Africa.

2- RELATED ACTIVITIES

Revenue *(million €)*	1st quarter 2007	Change Q1 07 / 06 *(comparable*)*
Welding	152	***+13.8%***
Engineering and Construction	86	***-10.0%***
Other activities	101	***+6.7%***
Related Activities	**339**	***+4.5%***

**on a comparable basis: excluding currency and natural gas*

Welding achieved another good quarter (+13.8%) across all geographies and particularly Central and Eastern Europe, driven by consumables and durables.

Engineering and Construction activities continued to operate at full capacity. Sales to third parties decreased over the first quarter due to some delays in the progress of certain projects.

3- FIRST QUARTER 2007 KEY EVENTS

Since the beginning of the year, Air Liquide has made several strategic steps towards reaching its new mid-term growth objectives.

In **Large Industries**, we have strengthened our positions with the signing of a number of large contracts, including two key projects recently communicated in China (for Shagang, leading Chinese steel manufacturer and for Sinopec in Qingdao) and a major steel contract in Brazil for ThyssenKrupp. We have also won a large contract for Dow in Portugal and have very recently reported a new investment in Trinidad and Tobago. The announced acquisition of the engineering firm Lurgi, a global leader in hydrogen, synthesis gas and biofuel technologies, will enable us to strengthen our engineering capacities throughout the world, in order to support this growth.

In **Asia**, with the announced acquisition of BOC's shareholdings in our JVs, we are taking full control of our activities in Japan as well as in South-East Asia (Singapore, Thailand, Vietnam, Brunei). We have thus become **number one in Asia**. We have also recently won a contract with HSMC for the first electronics fab ever to be built in India.

As far as **Healthcare** is concerned, the announced acquisition of Linde Gas UK (30% of revenue in healthcare), provides a new platform in the British medical gases and homecare markets from which to develop.

More than ever, our **innovations** are preparing tomorrow's markets. Our partnership with Total on the first CO_2 capture and geological storage project in France and our new Biogaz process developed in the US to transform landfill emissions into energy are the most recent examples. Finally, the opening of our new Research and Technology Center in the US will enable us to build up our technological excellence.

Financial calendar 2007:

Annual General Meeting	**Wednesday, May 9**
Information meeting in Nice	Thursday, May 24
Information meeting in Lyon	Wednesday, May 30
Information meeting in Brussels	Monday, June 18
1st half revenue and results	**Friday, August 3**
Information meeting in Dijon	Thursday, October 4
Information meeting in Reims	Monday, October 8
3rd quarter 2007 revenue	**Thursday, October 25**
Information meeting in Geneva	Wednesday, November 14

****

*Present in 72 countries, **Air Liquide** is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 37,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Revenue in 2006 totaled 10,949 million euros, with revenue outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Group Communication		***Investor Relations***	
Dominique Maire	***☎ + 33 (0)1 40 62 53 56***	***Virginia Jeanson***	***☎ + 33 (0)1 40 62 57 37***
Corinne Estrade-Bordry	***☎ + 33 (0)1 40 62 51 31***	***Aude Rodriguez***	***☎ + 33 (0)1 40 62 57 18***

www.airliquide.com

In addition to the comparison of published figures, financial information is given excluding currency, the impact of fluctuations in natural gas price and excluding significant perimeter effect when applicable.

Since industrial and medical gases are very rarely exported, the impact of currency fluctuations on revenue and results is limited to the accounting consolidation in euros of the financial statements of our foreign subsidiaries. Fluctuations in natural gas prices are passed on to our customers through indexed pricing clauses.

Consolidated revenue includes the following elements:

	Revenue (million €)	Change *(as published)*	Currency	Natural gas	Perimeter	Change on a comparable basis*
Group						
1st quarter 2007	**2,791**	**+ *0.6%***	- 101	-25	-	**+ *5.2%***
Gas and Services						
1st quarter 2007	**2,452**	***+0.3%***	-97	-25	-	**+ *5.3%***

** on a comparable basis: excluding currency and natural gas*

- The **currency effect** linked with the conversion of the financial statements of our subsidiaries into euros represents -101 million euros, an impact of -3.7% on growth for the Group. This currency effect stems mainly from appreciation of the euro, particularly against the yen and the US and Canadian dollars.
- **Natural gas prices** were globally stable over first quarter 2007. However, they were significantly lower relative to first quarter 2006. In total, the change in natural gas prices represents an impact of -25 million euros, or -0.9% on Group revenue.
- There is no perimeter effect in the first quarter 2007.

APPENDIX (2)

Revenue by business
in million euros

	2006 1st quarter	2007 1st quarter
GAS & SERVICES	**2,444.8**	**2,452.1**
Industrial Merchant	*1,091.3*	*1,091.3*
Large Industries	*774.3*	*762.7*
Electronics	*211.3*	*214.5*
Healthcare	*367.9*	*383.6*
AL WELDING	**133.0**	**151.2**
OTHER ACTIVITIES	**96.7**	**101.1**
Chemicals	*59.1*	*63.1*
Sundry	*37.1*	*37.4*
Holding	*0.5*	*0.6*
ENGINEERING/CONSTRUCTION	**98.5**	**86.1**
TOTAL	**2,773.0**	**2,790.5**

Revenue by regions
in million euros

2007: 31 March	France	Europe *Excl. France*	Total Europe	Americas	Asia Pacific	Africa/ Middle-East	TOTAL
GAS & SERVICES	479.2	871.9	1,351.1	627.7	431.3	42.0	2,452.1
AL WELDING	48.6	102.6	151.2				151.2
OTHER ACTIVITIES	68.6	10.7	79.3	20.2	1.6		101.1
Sub/total excluding Eng/Construction	596.4	985.2	1,581.6	647.9	432.9	42.0	2,704.4
ENGINEERING/CONSTRUCTION	58.0		58.0	11.7	16.4		86.1
TOTAL	654.4	985.2	1,639.6	659.6	449.3	42.0	2,790.5

2006: 31 March	France	Europe *Excl. France*	Total Europe	Americas	Asia Pacific	Africa/ Middle-East	TOTAL
GAS & SERVICES	470.2	835.0	1,305.2	679.9	416.5	43.2	2,444.8
AL WELDING	44.7	88.3	133.0				133.0
OTHER ACTIVITIES	66.9	10.7	77.6	17.3	1.8		96.7
Sub/total excluding Eng/Construction	581.8	934.0	1,515.8	697.2	418.3	43.2	2,674.5
ENGINEERING/CONSTRUCTION	32.7	8.8	41.5	11.1	43.8	2.1	98.5
TOTAL	614.5	942.8	1,557.3	708.3	462.1	45.3	2,773.0

Paris, April 16, 2007

Disclosure of share buy-back transactions made by Air Liquide on its own shares between 5 April and 13 April 2007

In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares:

Trading date	Number of shares	Weighted average price	Total amount €
11 Avril	25,000	185.76 €	4,644,050 €
12 Avril	35,000	182.64 €	6,392,260 €
13 Avril	20,000	182.70 €	3,654,020 €
Total period	**80,000**	**183.63 €**	**14,690,330 €**

*Present in 72 countries, **Air Liquide** is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers b manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Shareholder Services
Philippe de Saint-Ours ☎ ***+ 33 (0)1 40 62 53 09***

Investor Relations
Robert Shaw ☎ ***+ 33 (0)1 40 62 51 53***

www.airliquide.com

Paris, April 4, 2007

Disclosure of share buy-back transactions made by Air Liquide on its own shares between 30 March and 4 April 2007

In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares:

Trading date	Number of shares	Weighted average price	Total amount €
30 March	10,000	181.29 €	1,812,946 €
2 April	20,000	182.15 €	3,642,940 €
3 April	14,000	183.50 €	2,569,056 €
4 April	18,000	183.73 €	3,307,050 €
Total period	**80,800**	**183.24€**	**14,805,461 €**

*Present in 72 countries, **Air Liquide** is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Shareholder Services
Philippe de Saint-Ours ☎ ***+ 33 (0)1 40 62 53 09***

Investor Relations
Robert Shaw ☎ ***+ 33 (0)1 40 62 51 53***

www.airliquide.com

Euronext Notice


euronext

CORPORATE EVENT NOTICE >> Augmentation du nombre d'actions en circulation

L'AIR LIQUIDE

Place	Paris	Date	17/04/2007
N° Avis	PAR_20070417_7094_EUR	Marché	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 8920 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Eurolist by Euronext à partir du 20/04/2007.

Ancien nombre de titres en circulation:	120645016
Nombre de titres à admettre:	8920
Nouveau nombre de titres en circulation:	120653936
Origine:	levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE >> Increase of the number of outstanding shares

L'AIR LIQUIDE

Location	Paris	Date	17/04/2007

Notice PAR_20070417_7094_EUR Market Eurolist by Euronext

Increase of the number of outstanding shares

8920 new shares issued by L'AIR LIQUIDE, immediately assimilated with the existing shares, will be listed on the market Eurolist by Euronext as of 20/04/2007:

Old number of outstanding shares:	120645016
Number of shares to be listed:	8920
New number of outstanding shares:	120653936
Reason:	exercise of options

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****

Euronext Notice


euronext

CORPORATE EVENT NOTICE >> Augmentation du nombre d'actions en circulation

L'AIR LIQUIDE

Place	Paris	Date	17/04/2007
N° Avis	PAR_20070417_7086_EUR	Marché	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 37162 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Eurolist by Euronext à partir du 19/04/2007.

Ancien nombre de titres en circulation:	120607854
Nombre de titres à admettre:	37162
Nouveau nombre de titres en circulation:	120645016
Origine:	levées d'options de souscription

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE >> Increase of the number of outstanding shares

L'AIR LIQUIDE

Location	Paris	Date	17/04/2007

Notice	PAR_20070417_7086_EUR	Market	Eurolist by Euronext

Increase of the number of outstanding shares

37162 new shares issued by L'AIR LIQUIDE, immediately assimilated with the existing shares, will be listed on the market Eurolist by Euronext as of 19/04/2007:

Old number of outstanding shares:	120607854
Number of shares to be listed:	37162
New number of outstanding shares:	120645016
Reason:	Exercise of subscription options

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****


euronext

Euronext Notice

CORPORATE EVENT NOTICE >> Augmentation du nombre d'actions en circulation

L'AIR LIQUIDE

Place	Paris	Date	04/04/2007
N° Avis	PAR_20070404_6987_EUR	Marché	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 23917 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Eurolist by Euronext à partir du 11/04/2007.

Ancien nombre de titres en circulation:	120583937
Nombre de titres à admettre:	23917
Nouveau nombre de titres en circulation:	120607854
Origine:	levées d'options de souscription

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE >> Increase of the number of outstanding shares

L'AIR LIQUIDE

Location	Paris	Date	04/04/2007

Notice	PAR_20070404_6987_EUR	Market	Eurolist by Euronext

Increase of the number of outstanding shares

23917 new shares issued by L'AIR LIQUIDE, immediately assimilated with the existing shares, will be listed on the market Eurolist by Euronext as of 11/04/2007:

Old number of outstanding shares:	120583937
Number of shares to be listed:	23917
New number of outstanding shares:	120607854
Reason:	exercise of options of subscription

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****

END